Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 6, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
30/08/2021	—	—	—	5,642	218.1006	1,230,523.59	1,042,728.23	5,642	184.8154	1,042,728.23
31/08/2021	7,088	182.8120	1,295,771.46	2,420	217.2413	525,723.95	444,248.73	9,508	183.0059	1,740,020.19
01/09/2021	9,000	184.2290	1,658,061.00	—	—	—	—	9,000	184.2290	1,658,061.00
02/09/2021	—	—	—	4,503	219.7928	989,726.98	835,494.66	4,503	185.5418	835,494.66
03/09/2021	—	—	—	4,031	219.0103	882,830.52	743,624.09	4,031	184.4763	743,624.09
Total	16,088	183.6047	2,953,832.46	16,596	218.6554	3,628,805.04	3,066,095.71	32,684	184.1858	6,019,928.17

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till September 3, 2021, the total invested consideration has been:
• Euro 102,487,991.06 for No. 596,247 common shares purchased on the MTA.
• USD 25,422,611.83 (Euro 21,290,641.23 *) for No. 122,323 common shares purchased on the NYSE

As of September 3, 2021, the Company held in treasury No. 9,631,081 common shares equal to 3.74% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until September 3, 2021, the Company has purchased a total of 4,445,755 own common shares on MTA and NYSE for a total consideration of Euro 627,200,865.45.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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